SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2005

Sapiens International Corporation N.V.
(translation of registrant’s name into English)

c/o Landhuis Joonchi

Kaya Richard J. Beaujon z/n
P.O. Box 837

Willemstad
Curaçao, Netherlands Antilles
(599) (9) 7366277
(address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F  X   Form 40-F ___

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934]

Yes ___  No  X

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The following are included in this report on Form 6-K:

Exhibit

Description

A

Press release dated May 24, 2005

B

Notice regarding agreement with F.I.D. Holdings and Israel Discount Bank, dated June 6, 2005.

C

Press release dated June 8, 2005

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EXHIBIT  A

SAPIENS INSIGHT™ FOR LIFE & ANNUITIES
LAUNCHED IN NORTH AMERICA

New rules-based insurance solution recognized for future-proofed technology

ORLANDO, FL – MAY 24, 2005 - Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS), a leading global provider of rules-based insurance IT solutions, announced today the North American release of its Sapiens INSIGHT™ for Life & Annuities solution at the 2005 ACORD/LOMA conference in Orlando, Florida.

Sapiens INSIGHT™ for Life & Annuities, part of the Sapiens INSIGHT™ suite of insurance solutions, is an innovative individual and group management solution for life, health, and savings products. Developed using the company's pioneering eMerge business-rules technology, it is designed to integrate marketing, product management, distribution, new business, underwriting, policy processing, billing, commissions, claims, funds management, and reporting functionality into a single solution.  Sapiens INSIGHT™ for Life & Annuities’ product management and configuration capabilities are unique in the industry, enabling clients to design and implement new and enhanced life, health, and savings products in as little as a few days.

In a recent report by Datamonitor titled “Policy Administration Systems in Global Life Insurance,” Sapiens was described as a key vendor for Life solutions and the future-proofed technology on offer from Sapiens was described as likely to lead to long-term success.  Datamonitor noted that “the Sapiens INSIGHT™ solution, although a new system, is fully componentized and web-enabled, with the capacity to run pensions, health and savings on a single product platform.”

"We are proud to introduce Sapiens INSIGHT™ for Life & Annuities to the North American insurance market” said Steven Bessellieu, President, Sapiens Americas. “Its benefits have been widely recognized by analysts and clients throughout Europe and the Middle East with several referenceable implementations including Allianz and Menora. We believe that the solution’s flexibility, rules-based technology, rapid implementation and ease of maintenance will help insurance carriers compete and grow in today's market."

About Sapiens International

Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS), a member of the Formula Group (NASDAQ: FORTY and TASE: FORT), is a leading global provider of proven IT solutions that modernize business processes and enable insurance organizations to adapt quickly to change. Sapiens' innovative solutions are widely recognized for their ability to cost-effectively align IT with the business demands for speed, flexibility and efficiency. Sapiens operates through its subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific, and has partnerships with market leaders such as IBM and EDS. Sapiens' clients include AXA, Liverpool Victoria, Norwich Union, OneBeacon, Principal Financial Group, Abbey National, ING, and Occidental Fire & Casualty among others.

For more information, please visit http://www.sapiens.com

FOR ADDITIONAL INFORMATION:

Mary Onate
Sapiens Americas
Tel: +1 919-405-1588
e-Mail: mary.o@sapiens.com

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the Company’s accounting policies, specific system configurations and software needs of individual customers and other risk factors detailed in the Company’s SEC filings.

EXHIBIT  B

 SAPIENS REPORTS AGREEMENT

WITH F.I.D. HOLDINGS AND ISRAEL DISCOUNT BANK

Research Triangle Park, N.C. – June 6, 2005 – Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS) reports today that it has entered into an agreement with F.I.D. Holdings Ltd. (“FID”), a company controlled by First International Mezzanine Investors Ltd., and Israel Discount Bank Ltd. (“IDB,” and together with FID, the “Investors”) for the modification of the final payment pursuant to an agreement entered into by Sapiens and the Investors in March 2004, which restructured earlier agreements between the parties from April 2000 and February 2001, relating to an investment by the Investors in eZoneXchange.com, a Sapiens subsidiary.

The new Agreement amends Sapiens' final payment of $4 million which was due on May 1, 2005.  Sapiens paid the Investors $2.0 million in May 2005, and agreed to pay $1.0 million by April 1, 2006 and $1.0 million by August 1, 2006.  The Investors may, at their sole discretion, convert all or any portion of the $1.0 million payable on August 1, 2006 into Common Shares of Sapiens, at a conversion price per each share of $3.20.

EXHIBIT  C

TEXAS FARM BUREAU INSURANCE COMPANIES SELECT
SAPIENS INSIGHT™ FOR PROPERTY & CASUALTY
SOLUTION SUITE

Rules-Based Solution Forms New Technology Platform

Anaheim, CA, June 8, 2005 - Sapiens International Corporation N.V. (NASDAQ: and TASE: SPNS), a member of the Formula Group (NASDAQ: FORTY and TASE: FORT), announced today at the 2005 Insurance Accounting & Systems Association (IASA) annual conference being held in Anaheim, California, that Texas Farm Bureau Insurance Companies had licensed its innovative Sapiens INSIGHTTM for Property & Casualty solution suite.

Texas Farm Bureau Insurance Companies acquired the solution as their new information technology foundation for insurance business processing and will be the first insurance company to implement the complete Sapiens INSIGHTTM for Property & Casualty suite including Policy Administration, Claims, Billing and Reinsurance. Phase One of the implementation program will install the Policy Administration and Billing modules to support the introduction of a new Farm Package Policy and the automation of manually rated lines of business.  Phase Two, scheduled to begin January 2006, will implement the Claims and Reinsurance components, and additional lines of business.

The decision to implement Sapiens INSIGHTTM enhances the Texas Farm Bureau Insurance Companies’ foundation for growth and continuing commitment to effectively servicing Texas Farm Bureau membership and insurance customers throughout the state of Texas.

“We were impressed with the power of the Sapiens software and with their team.  Their policy processing knowledge and ability to transfer knowledge quickly will transform and energize our product development environment.  It’s a relationship that will greatly benefit our members…Sapiens International and the Texas Farm Bureau Insurance Companies” said Bill Brooks, Assistant Vice President, Texas Farm Bureau Insurance Companies.

"We are proud to add the Texas Farm Bureau Insurance Companies to the growing list of clients who recognize the unique benefits of our insurance solutions” said Steven Bessellieu, President, Sapiens Americas. “By building the Sapiens INSIGHT™ suite using our pioneering business-rules technology we are simplifying the process of business change for our clients”.

About Texas Farm Bureau Insurance Companies

The Texas Farm Bureau Insurance Companies sell and service auto, property and life insurance to members of Texas Farm Bureau.  The Texas Farm Bureau Insurance Companies are comprised of the following entities: Texas Farm Bureau Mutual Insurance Company, Texas Farm Bureau Underwriters, Southern Farm Bureau Casualty Insurance Company, Farm Bureau County Mutual Insurance Company of Texas and Southern Farm Bureau Life Insurance Company.  All of which maintain an A- or better A.M. Best Rating.

About Sapiens INSIGHT™ for Property & Casualty

Sapiens INSIGHT™ for Property & Casualty is a Web-based, integrated Personal and Commercial lines solution in production with clients in North America. The solution suite allows insurers to react in today’s high velocity environment by providing business rule management and insurance product configuration capabilities that are designed to help carriers “go live” quickly with both ISO-based and proprietary lines of insurance and then rapidly adapt/expand these offerings based on market opportunities. Moreover, the suite of applications allows carriers and agents to collaborate to write more business more quickly and to serve customer needs more completely throughout the new business, policy lifecycle, claims, billing and collections processes.

About Sapiens International

Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS), a member of the Formula Group (NASDAQ: FORTY and TASE: FORT), is a leading global provider of proven IT solutions that modernize business processes and enable insurance organizations to adapt quickly to change. Sapiens' innovative solutions are widely recognized for their ability to cost-effectively align IT with the business demands for speed, flexibility and efficiency. Sapiens operates through its subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific, and has partnerships with market leaders such as IBM and EDS. Sapiens' clients include AXA, Allianz Group, Liverpool Victoria, Norwich Union, OneBeacon, Principal Financial Group, Abbey National, ING, Menora and Occidental Fire & Casualty among others.

For more information, please visit http://www.sapiens.com

FOR ADDITIONAL INFORMATION:

Mary Onate
Sapiens Americas
Tel: +1 919-405-1588
e-Mail: mary.o@sapiens.com

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the Company’s accounting policies, specific system configurations and software needs of individual customers and other risk factors detailed in the Company’s SEC filings.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Sapiens International Corporation N.V.

(Registrant)

Date:  June 8, 2005

By:

/s/  Andrew Treitel

Andrew Treitel

General Counsel and

Corporate Secretary